# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perimeter Solutions, Inc., CIK 0001880319
CUSIP: 71385M107
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8000 MARYLAND AVE., SUITE 350, CLAYTON, Missouri (MO), 63105
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-22-001675
Filed by CIK 0001410830

## Reporting persons
- Matrix Capital Management Company LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,554,000; sole dispositive power 0; shared dispositive power 6,554,000; aggregate amount beneficially owned 6,554,000 (4.48% of the class)
- David E. Goel: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,554,000; sole dispositive power 0; shared dispositive power 6,554,000; aggregate amount beneficially owned 6,554,000 (4.48% of the class)

## Item 1. Issuer
Name of issuer: Perimeter Solutions, Inc.
Address of issuer's principal executive offices: 8000 Maryland Ave., Suite 350, Clayton, Missouri 63105

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Matrix Capital Management Company LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to Matrix Capital Management Master Fund, LP (the "Matrix Fund"), with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock") of Perimeter Solutions, Inc. (the "Company"), directly held by the Matrix Fund; and

(ii) Mr. David E. Goel ("Mr. Goel"), who serves as the Managing General Partner of the Investment Manager, with respect to the Common Stock directly held by the Matrix Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 3 Pleasant Street, Suite 400, Portsmouth, NH 03801.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Goel is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages used herein are calculated based upon 146,227,972 shares of Common
Stock outstanding as of November 5, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 12, 2024.
Percent of class: 4.48
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Matrix Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Matrix Capital Management Company LP: /s/ David E. Goel, David E. Goel, Managing General Partner (02/12/2025)
- David E. Goel: /s/ David E. Goel, David E. Goel, individually (02/12/2025)